

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2020

Benjamin S. Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise eREIT XIV, LLC
11 Dupont Circle NW, 9th FL
Washington, D.C. 20036

> **Re: Fundrise eREIT XIV, LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 1**
> **Filed December 3, 2020**
> **File No. 024-11105**

Dear Mr. Miller:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger